EXHIBIT 12.1
APACHE CORPORATION
STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(In Thousands)

	Quarter Ended
	March 31,
	2006	2005	2005	2004	2003	2002	2001
EARNINGS
Pretax income from continuing operations before preferred interests of subsidiaries	$1,073,262	$898,580	$4,206,254	$2,663,083	$1,930,925	$915,194	$1,206,863
Add: Fixed charges excluding capitalized interest and preferred interest requirements of consolidated subsidiaries	33,575	36,613	138,399	134,797	132,820	128,730	134,484

Adjusted Earnings	$1,106,837	$935,193	$4,344,653	$2,797,880	$2,063,745	$1,043,924	$1,341,347

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
Interest expense including capitalized interest (1)	$42,863	$45,266	$175,419	$168,090	$173,045	$155,667	$178,915
Amortization of debt expense	508	658	3,748	2,471	2,163	1,859	2,460
Interest component of lease rental expenditures (2)	4,397	4,098	16,220	14,984	14,458	11,895	9,858
Preferred interest requirements of consolidated subsidiaries (3)	–	–	–	–	11,805	19,581	8,608

Fixed charges	47,768	50,022	195,387	185,545	201,471	189,002	199,841

Preferred stock dividend requirements (4)	2,306	2,277	9,105	9,058	9,968	17,540	32,495

Combined Fixed Charges and Preferred Stock Dividends	$50,074	$52,299	$204,492	$194,603	$211,439	$206,542	$232,336

Ratio of Earnings to Fixed Charges	23.17	18.70	22.24	15.08	10.24	5.52	6.71

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	22.10	17.88	21.25	14.38	9.76	5.05	5.77

(1)	The Company did not receive a tax benefit for $5 million of transaction costs written off to interest expense when the Company retired its preferred interests of subsidiaries in September 2003. Given the non-deductibility of the charge, $9 million of pre-tax income was required to cover the $5 million write-off. Accordingly, interest expense has been grossed up by $4 million.

(2)	Represents the portion of rental expense assumed to be attributable to interest factors of related rental obligations determined at interest rates appropriate for the period during which the rental obligations were incurred. Approximately 32 to 34 percent applies to rental payments for all periods presented.

(3)	The Company did not receive a tax benefit for a portion of its preferred interests of consolidated subsidiaries. This amount represents the pre-tax earnings that would be required to cover preferred interests requirements of consolidated subsidiaries. In September 2003, the Company retired its preferred interests of subsidiaries.

(4)	The Company does not receive a tax benefit for its preferred stock dividends. This amount represents the pre-tax earnings that would be required to cover its preferred stock dividends.